

January 29, 2021

Phillip L. Kumnick
Chief Executive Officer
Ipsidy Inc.
670 Long Beach Boulevard
Long Beach, New York 11561

> **Re: Ipsidy Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 27, 2021**
> **File No. 000-54545**

Dear Mr. Kumnick:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our January 22, 2021 letter.

Revised Preliminary Proxy Statement filed January 27, 2021

Proposal No. 4 , page 26

1.   We note your response to prior comment 2; however, we reissue this comment. As previously requested, please present as separate proposals each amendment to your certificate of incorporation that substantively affects shareholder rights. To the extent you believe some or all of the items you disclose as "material changes" do not substantively affect shareholder rights or are simply restatements of existing provisions in your current certificate of incorporation, please provide your analysis in your response. See Exchange Act Rule 14a-4(a)(3) and Question 101.02 of our Compliance and Disclosure Interpretations on Unbundling under Rule 14a-4(a)(3) Generally.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Edwin Kim, Staff Attorney, at (202) 551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen M. Fleming, Esq.